EXHIBIT 99.1

Precision Drilling Corporation Announces Webcast of Annual General Meeting of Shareholders

CALGARY, Alberta, May 02, 2018 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) will hold its Annual General Meeting of Shareholders on Wednesday, May 16, 2018 at Eighth Avenue Place, 525 – 8th Avenue SW, Suite 410, Calgary, Alberta commencing at 10:00 a.m. MT.

A live webcast of the meeting followed by a presentation from Kevin Neveu, Precision’s President and Chief Executive Officer, will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations”. An archived recording of the conference call will be available after the conclusion of the live event.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6111

Ashley Connolly, Manager, Investor Relations
403.716.4725

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website: www.precisiondrilling.com